Via Edgar Correspondence

July 29, 2010

H. Christopher Owings, Assistant Direction
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:         Comment Letter dated April 8, 2010
Form 10-K for the Fiscal Year Ended June 30, 2009,
Filed October 13, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009,
Filed November 17, 2009
Form 10-Q for the Fiscal Quarter December 31, 2009
File No. 333-44315

Dear Mr. Owings:

    This is to confirm that pursuant to the conversation Robert W. Errett had with our attorney, James R. Stern, an additional 20-calendar day extension, calculated from July 22, 2010 will be provided to respond to your letter of April 8, 2010.  The reason for the extension is that we need to engage in extensive consultations with our auditors in order to respond to certain of the SEC comments. In accordance therewith, our response will be filed by August 11, 2010.

    Thank you for your consideration of this matter.

Very truly yours,

Rotate Black, Inc.

By:  /s/ John Paulsen